*KH 3/9

SECUR 15047855 ION

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RECEIVED
FEB 27 2015
Wash., DC
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montage Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 115th Street, Suite 100
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenna Valentine 913-647-9724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/9

OATH OR AFFIRMATION

I, Kenna Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montage Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

AMBER M. O'HARA
Notary Public
State of Kansas
My Commission Expires 4/20/18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montage Securities, LLC

Statement of Financial Condition

December 31, 2014

Filed as PUBLIC information pursuant to rule 15-a-5(d) under the Securities and Exchange Act of 1934

CONTENTS

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Montage Securities, LLC
Leawood, Kansas

We have audited the accompanying statement of financial condition of Montage Securities, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Montage Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Denver, Colorado
February 25, 2015

FINANCIAL STATEMENT

Montage Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	2,974,777
Deposit with clearing broker		75,000
Receivable from clearing broker		34,125
Receivables from non-customers		61,663
Receivable from affiliates		1,978,524
Other assets		113,025
Equipment, net of accumulated depreciation of $11,639		4,497
Total assets	$	5,241,611
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	63,624
Payable to clearing broker		4,069
Commissions payable		951,131
Due to parent		13,567
Total liabilities		1,032,391
Commitments and contingencies (Note I)		
Member's Equity		4,209,220
Total liabilities and member's equity	$	5,241,611

The accompanying notes are an integral part of this financial statement.

Montage Securities, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2014

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Montage Securities, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). The Company is an SEC registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates under the provisions of Rule 15c3-3(k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statements.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Deposit with Clearing Broker and Receivable from Clearing Broker*

Deposit with clearing broker as of December 31, 2014 of $75,000 represents cash held for the benefit of the clearing broker as required under the clearing agreement. The receivable from clearing broker as of December 31, 2014 of $34,125 represents the balance due to the Company from the clearing broker and is paid within 30 days following the date it arises.

4. *Accounts Receivable*

The Company's accounts receivable are balances due from non-customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2014 there was no allowance recorded in the financial statements.

Montage Securities, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. *Other Assets*

At December 31, 2014, other assets are primarily composed of prepaid FINRA expenses of $71,143 and prepaid insurance of $35,925. The remaining balance in other assets is comprised of various other prepaid expenses.

6. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

7. *Income Taxes*

The Company is a single member limited liability company and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for which the statute of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

9. *Subsequent Events*

The Company evaluated the financial statements for subsequent events through February 25, 2015, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Montage Securities, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2014

NOTE C – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In July 2013, the SEC enacted new broker dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments were effective June 1, 2014. Management implemented the amendments effective with the December 31, 2014 annual reporting.

NOTE D – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*. The amendments affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for annual reporting periods beginning after December 15, 2017 but may be adopted early. Management is currently assessing the impact this ASU will have on its financial statements.

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $2,062,550 which was $1,993,724 in excess of its basic net capital required of $68,826, and the Company's ratio of aggregate indebtedness to net capital was .50 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distribution to member.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in a Shared Services Agreement are incurred by the Parent. The Company paid the Parent $170,351 during the year ended December 31, 2014. As of December 31, 2014, $13,567 was accrued for those operating costs and expenses.

NOTE F - RELATED PARTY TRANSACTIONS – Continued

Marketing service revenue is paid by two affiliated companies, for Marketing Services Agreements in which the Company is to provide aftermarket support services for each registered fund of the affiliates. The Marketing Service fee is paid quarterly. As of December 31, 2014, $396,162 is included in the affiliate receivable for these fees. The Marketing Services Agreements are in place through December 31, 2014.

Another item related to marketing service revenue is from four affiliate companies for sales generated by the registered representatives of the Company, the "fee". The fee is calculated as a percentage of the net revenue received by the four affiliate companies from the registered funds. As of December 31, 2014, $1,575,362 is included in the affiliate receivable for these fees.

As of December 31, 2014, $7,000 is included in receivables from affiliate companies related to commission income that is due from an affiliated insurance broker. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker-dealer registered with the Securities Exchange Commission.

The Company has two affiliated major customers that accounted for greater than 10% of total revenue for the year ended December 31, 2014. Transactions with one of the major customers accounted for 15% of total accounts receivable as of December 31, 2014 and the other major customer accounted for 65% of total accounts receivable as of December 31, 2014.

NOTE G - LICENSE AGREEMENT

A License Agreement is in place for the usage of the Company's Cumberland office location. The cancelable agreement is effective through September 30, 2015 and includes the use of office space, parking, furniture rental and kitchen services. As of December 31, 2014, $15,267 was accrued for the license agreement.

NOTE H - CONCENTRATION RISK

As of December 31, 2014, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE I - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Montage Securities

Montage Securities, LLC Exemption Report

Montage Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2):

ii. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from June 1, 2014 through December 31, 2014 without exception.

Montage Securities, LLC

I, Kenna Valentine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Senior Vice President of Finance

Date: 2/25/2015

4200 West 115th Street, Suite 100
Leawood, KS 66211
(913) 647-9700

Securities supervised from 44 Baltimore Street
Cumberland, MD 21502 (866) 346-7265
Member FINRA & SIPC

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Montage Securities, LLC
Leawood, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Montage Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montage Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* Montage Securities, LLC stated that Montage Securities, LLC met the identified exemption provisions throughout the most recent period from June 1, 2014 through December 31, 2014 without exception. Management of Montage Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montage Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Denver, Colorado
February 25, 2015